November 23, 2010

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:      Westcore Blue Chip Fund, a series of Westcore Trust (File No. 811-03373)
Registration Statement on Form N-14

Ladies and Gentlemen:

An electronic (“EDGAR”) filing is hereby made on a registration statement on Form N-14 under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of Westcore Blue Chip Fund (the “Fund”), a series of Westcore Trust (the “Trust”), an open-end management investment company. This Form N-14 is being filed in connection with a reorganization in which the Fund will seek to assume all of the assets and liabilities of Blue Chip Value Fund, Inc., a closed-end management investment company.

The SEC Staff is requested to address any comments on this filing to Mr. Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP, at (303) 892-7381.

Sincerely

/s/ Paul F. Leone

Paul F. Leone

Secretary

Enclosure

cc:        Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP